SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 2)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                             KEVIN BAKER, ESQ.
                        VICE-PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105


        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            KENTON J. KING, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                             SEPTEMBER 15, 1999

     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




CUSIP No.  482047 20 6
------------------------------------------


   1 NAMES OF REPORTING PERSONS: FREMONT INVESTORS I, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b)  |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                 O0

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE



                NUMBER OF                     7    SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                    8    SHARED VOTING POWER
                OWNED BY                               4,086,178
                  EACH
                REPORTING                     9    SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                       10    SHARED DISPOSITIVE POWER
                                                       4,086,178

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,086,178

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   64.8%

   14     TYPE OF REPORTING PERSON
                   OO




CUSIP No.   482047 20 6
--------------------------------------

   1      NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b)  |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS:
                   OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE



                NUMBER OF                     7    SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                    8    SHARED VOTING POWER
                OWNED BY                              4,484,544
                  EACH
                REPORTING                     9    SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                       10    SHARED DISPOSITIVE POWER
                                                      4,484,544


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,484,544

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   71.2%

   14     TYPE OF REPORTING PERSON
                   PN



CUSIP No.  482047 20 6
------------------------------------------


   1      NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b)  |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                 OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE


                NUMBER OF                    7     SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                   8     SHARED VOTING POWER
                OWNED BY                               4,484,544
                  EACH
                REPORTING                    9     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      10     SHARED DISPOSITIVE POWER
                                                       4,484,544


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,484,544

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   71.2%

   14     TYPE OF REPORTING PERSON
                   OO



CUSIP No.  482047 20 6
------------------------------------------


   1      NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b) |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE



                NUMBER OF                    7     SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                   8     SHARED VOTING POWER
                OWNED BY                               4,486,021
                  EACH
                REPORTING                    9     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      10     SHARED DISPOSITIVE POWER
                                                       4,486,021


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,486,021

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   71.2%

   14     TYPE OF REPORTING PERSON
                   OO


CUSIP No.  482047 20 6
------------------------------------------


   1      NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b) |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF NEVADA



                NUMBER OF                    7     SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                   8     SHARED VOTING POWER
                OWNED BY                               4,486,021
                  EACH
                REPORTING                    9     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      10     SHARED DISPOSITIVE POWER
                                                       4,486,021


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,486,021

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   71.2%

   14     TYPE OF REPORTING PERSON
                   CO



CUSIP No.  482047 20 6
------------------------------------------


   1 NAMES OF REPORTING PERSONS: FREMONT INVESTORS I CS, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b) |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE



                NUMBER OF                    7     SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                   8     SHARED VOTING POWER
                OWNED BY                               398,366
                  EACH
                REPORTING                    9     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      10     SHARED DISPOSITIVE POWER
                                                       398,366


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   398,366

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   6.3%

   14     TYPE OF REPORTING PERSON
                   OO




CUSIP No.  482047 20 6
------------------------------------------


   1      NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |X| (b) |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                 OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                   STATE OF DELAWARE



                NUMBER OF                    7     SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                   8     SHARED VOTING POWER
                OWNED BY                               1,477
                  EACH
                REPORTING                    9     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      10     SHARED DISPOSITIVE POWER
                                                       1,477

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,477

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                           |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   .02%

   14     TYPE OF REPORTING PERSON
                   OO



The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1. Security and Issuer.

         This amendment (this "Statement" or the "Amendment") amends and restates the statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 to reflect the purchase of 380 shares of Series A Convertible Preferred Stock (the "Preferred Stock") by Fremont Partners, L.L.C., relating to the Common Stock, (the "Stock" or the "Shares"), of Juno Lighting, Inc., a Delaware corporation (the "Company"). This Amendment adds Fremont Investors I CS, L.L.C. as a reporting person (together with the Original Reporting Persons and Fremont Partners, L.L.C., the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.   Source and Amount of Funds or Other Consideration.

         On September 15, 1999, Fremont Investors I CS, L.L.C. purchased 398,366 shares of Common Stock in a brokered transaction. The aggregate purchase price of $4,421,863, plus $39,837 in broker commissions. These funds were provided from capital of Fremont Investors I CS, L.L.C., which was contributed from Fremont Partners, L.P. and affiliated partnerships. Fremont Partners and such affiliated partnerships obtained such funds through capital contributions from their respective partners.

Item 5.  Interest in Securities of the Issuer.

         (a) As of September 15, 1999, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,086,178 shares of Common Stock. As of September 15, 1999, the Preferred Stock owned by Fremont Investors I, L.L.C. represented 64.8% of the total voting power of the Company.

         As of September 15, 1999, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,484,544 shares of Common Stock. As of September 15, 1999, such shares represented 71.2% of the total voting power of the Company.

         As of September 15, 1999, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. and (iii) and the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 4,486,021 shares of Common Stock. As of September 15, 1999, such shares represented 71.2% of the total voting power of the Company.

         Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

         Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

         (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. And, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock) owned by Fremont Partners, L.L.C., and the underlying Common Stock.

         Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 4,486,021 shares of Common Stock on a fully diluted, as-converted basis, or 71.2% of the total voting power of the Company.

         (c) On September 15, 1999, Fremont Investors I CS, L.L.C. purchased 398,366 shares of Common Stock in a brokered transaction. Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. may each be deemed to beneficially own such shares. The Common Stock was purchased for $11.10 per share, plus a $.10 per share commission paid to the broker.

         On August 31, 1999, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,086,178 shares of Common Stock. This represents an increase of 78,483 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

         On August 2, 1999, Fremont Investors I, L.L.C. sold 380 of shares of the Preferred Stock to Fremont Partners, L.L.C. Fremont Group, L.L.C. is the managing member of Fremont Partners, L.L.C. and Fremont Investors, Inc. is the manager of Fremont Group, L.L.C. Therefore these entities may be deemed to beneficially own such shares. After the dividend of August 31, 1999, and the resulting increase in the Stated Amount, these shares of Preferred Stock are convertible into 1,477 shares of Common Stock, an increase of 30 shares. The total number of shares of Preferred Stock which may be deemed to be beneficially owned by Fremont Group, L.L.C. and Fremont Investors, Inc. as a result of the direct ownership by Fremont Partners, L.L.C. and Fremont Investors I, L.L.C. is 1,051,970, which is convertible into 4,087,655 shares of Common Stock.

         On August 2, 1999, Fremont Investors I, L.L.C. sold 50 shares of the Preferred Stock to an additional member of management of the Company on substantially the same terms as the sales to members of management that occurred on June 30, 1999 in connection with the consummation of the recapitalization and merger of the Company. As of August 2, 1999, these shares were convertible into 190 shares of Common Stock.

         Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

         (d) - (e) Inapplicable.


Item 7  Material to Be Filed as Exhibits.

         The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.


         (1) Joint Filing Agreement, dated as of September 22, 1999, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 23, 1999


                                          FREMONT INVESTORS I, L.L.C.
                                          FREMONT INVESTORS I CS, L.L.C.
                                          FREMONT PARTNERS, L.P.
                                          FP ADVISORS, L.L.C.,
                                          FREMONT GROUP, L.L.C.,
                                          FREMONT INVESTORS, INC.,
                                          FREMONT PARTNERS, L.L.C.


                                          By: /s/ Robert Jaunich II
                                              ___________________________
                                          Name: Robert Jaunich II
                                          Executive Officer or Executive
                                          Officerof a partner, member or
                                          manager of each Reporting Person




                                                EXHIBIT INDEX

Exhibit
Number            Exhibit

(1) Joint Filing Agreement, dated as of September 22, 1999, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.



                           JOINT FILING AGREEMENT

         This will confirm the agreement by and between the undersigned that the Amendment No. 2 to the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to Common Shares of Juno Lighting, Inc., a Delaware corporation, is being filed on behalf of the entities listed below.

         Each of the entities listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: September 22, 1999


                                          FREMONT INVESTORS I, L.L.C.
                                          FREMONT INVESTORS I CS, L.L.C.
                                          FREMONT PARTNERS, L.P.
                                          FP ADVISORS, L.L.C.,
                                          FREMONT GROUP, L.L.C.,
                                          FREMONT INVESTORS, INC.,
                                          FREMONT PARTNERS, L.L.C.


                                          By: /s/ Robert Jaunich II
                                              ____________________________
                                          Name: Robert Jaunich II
                                          Executive Officer or Executive
                                          Officer of a partner,member or
                                          manager of each Reporting Person